Filed by Regions Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
Regions Financial Corporation (Commission File No. 0-6159)

Regions Logo	Union Planters Logo

Investor Relations Contacts:	Regions Financial Corp.:
Jenifer M. Goforth
205/244-2823
Union Planters Corp.:
Richard Trigger
901/580-5977

Media Relations Contacts:	Regions Financial Corp.:
Kristi Lamont Ellis
205/326-7179
Union Planters Corp.:
Victor Rocha
901/580-5344

Jan. 23, 2004

REGIONS AND UNION PLANTERS TO MERGE,
CREATE NEW REGIONAL FORCE IN BANKING & FINANCIAL SERVICES;
EXPECTED TO BE CASH ACCRETIVE IN 2004

BIRMINGHAM, Ala., and MEMPHIS, Tenn. Jan. 23, 2004 – Regions Financial Corp. (NYSE:RF) (Regions) and Union Planters Corp. (NYSE:UPC) (Union Planters) have signed a definitive merger agreement, creating the 12th largest bank holding company nationwide in terms of deposits.

The new company, which will be known as Regions Financial Corporation, will offer its 5.1 million customers greater value and convenience through an expanded branch and ATM network and a wide array of services and products in retail, small business, private and corporate banking; asset and wealth management; and securities brokerage.

Upon completion of the transaction, Regions will have total deposits of $56 billion across a 15-state network of 1,400 banking branches, 1,700 ATMs, and over 140 brokerage offices. The new company will enjoy the No. 1 market position in the combined mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee. In addition, the company will have meaningful positions in surrounding high growth markets with significant opportunity for

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Jan. 23, 2004
Page Two

investment. The combined company, with total assets of $81 billion and a market capitalization of $14 billion, and its banking operations will be headquartered in Birmingham. Morgan Keegan, as well as the combined mortgage business, will be headquartered in Memphis.

“The combination of our two companies will create a new regional force in the banking and financial services industry and further our respective strategic objectives,” said Carl E. Jones Jr., chairman, president and chief executive officer of Regions. “We believe this combination presents broader and deeper choices for our customers and expanded opportunities for our associates, as well as significant benefits for shareholders of both companies.

“We will enjoy a powerful combination of high-return, low-risk markets where we have leading market shares, a strong presence in high-growth and high-potential markets, and the leading securities brokerage company in the South,” he said.

Jackson W. Moore, chairman, president and chief executive officer of Union Planters, agreed, adding, “Although we will be creating one of the largest financial services companies in the United States, this combination is bigger than just the numbers.

“Success in mergers goes beyond size – success is about an unwavering focus on customers, associates and communities,” Moore said. “I am proud to say that both Union Planters and Regions share this focus as part of our similar business models and complementary corporate cultures. Success is also about taking appropriate advantage of market opportunities, and we see significant opportunity to leverage our complementary business lines across a larger customer and geographic base.

“Customers will be our top priority, and we will select the best people, products and technology from both companies to provide our customers with the best service and value possible,” Moore said. “We believe this is the best way to position the combined company for further growth and to create shareholder value.”

Terms of the agreement call for the formation of a new holding company named Regions Financial Corporation. In the transaction, each share of Union Planters common stock will be converted into one share of the new company stock and each share of Regions common stock will be converted into 1.2346 shares of the new company common stock. The transaction is expected to close in mid 2004, subject to customary regulatory and shareholder approvals.

As part of the transaction, the new company intends to pay a cash dividend of $0.3334 per share per quarter, which is the current Union Planters dividend rate. Consistent with this rate, Regions has declared a special cash dividend of $0.0816 per share payable on April 1, 2004, to shareholders of record on March 18, 2004. This dividend will be in addition to Regions’ recently declared cash dividend of $0.33 per share announced on Jan. 22, 2004, resulting in a total

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Jan. 23, 2004
Page Three

quarterly cash dividend of $0.4116 per share. Regions intends to maintain the dividend rate of $0.4116 per share per quarter until the transaction is completed.

The combination is expected to be cash accretive to shareholders of both companies in 2004 and at least 5 percent cash accretive in 2005. In addition, the transaction is expected to be GAAP accretive to shareholders of both companies in 2005. The financial projections for 2005 anticipate that only 60 percent of the projected cost savings will have been realized. The companies expect the merger integration process to be completed during 2006. “We will approach the integration carefully and intelligently so that we can ensure as seamless a transition as possible,” Jones said.

The combined company expects to realize annual cost savings of $200 million pre-tax. This represents 7 percent of the combined operating expense base. In addition, the combined company expects to incur restructuring costs of approximately $300 million pre-tax. Jones, 63, of Regions, will be chief executive officer of the combined company until his planned retirement in June 2005, when he will be succeeded as CEO by Moore, 55, of Union Planters. Until such time as he becomes chief executive officer, Moore will be the president of Regions. Jones will remain chairman of the board through June 2006, at which time Moore will assume the additional role of chairman. The boards of directors of Regions and Union Planters will be combined to form a consolidated board of directors that will leverage the expertise and talent of both companies’ current boards, each of which has 13 members.

Regions and Union Planters have also designated other key members of the new company’s senior management team, which includes Richard D. Horsley, vice chairman and chief operating officer; Allen B. Morgan Jr., vice chairman and chairman of the board of Morgan Keegan; D. Bryan Jordan, chief financial officer; Robert A. Goethe, chairman of mortgage banking; and Bobby L. Doxey, senior executive vice president. Doxey and Horsley will co-lead the transition team.

Moore will oversee the consolidated banking operations, and major banking product lines, and will have the combined companies’ six regional bank presidents reporting to him: Jack Fleischauer, Adolfo Henriques, Peter Miller, Steven Schenck, Samuel Upchurch and John White Jr.

Union Planters intends to redeem its outstanding Series E convertible preferred stock as soon as practicable. These securities will remain convertible for common stock until the redemption. The transaction is expected to close in mid 2004 and is subject to customary shareholder and regulatory approvals. The merger has been unanimously approved by the boards of directors of both companies. Each party has agreed to pay a termination fee under certain circumstances. Regions was represented by UBS Investment Bank and Sullivan & Cromwell LLP. Union Planters was represented by Morgan Stanley and Wachtell, Lipton, Rosen & Katz.

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Jan. 23, 2004
Page Four

About Regions Financial Corporation
Regions, headquartered in Birmingham, Ala., is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. As of Dec. 31, 2003, Regions had $48.6 billion in assets and shareholders’ equity of $4.5 billion. Its banking subsidiary, Regions Bank, operates more than 680 offices across a nine-state geographic footprint in the South and Texas. Its securities brokerage subsidiary, Morgan Keegan, provides investment and brokerage services from more than 140 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.Regions.com.

About Union Planters
Union Planters Corporation, Memphis, Tenn., with total assets of $31.9 billion at Dec. 31, 2003, is the largest bank holding company in Tennessee and among the 25 largest bank holding companies in the United States. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 717 banking offices, 925 ATMs and the resources of specialized business units. Trust services include investment management, personal trust services, employee benefit administration and proprietary mutual funds. Investment and insurance services include annuities, brokerage, life insurance, title insurance and debt cancellation on consumer lending products. Union Planters Mortgage provides a full range of mortgage products through Union Planters banking centers and a network of mortgage production offices in 20 states. Capital Factors, Inc., based in Boca Raton, Fla., provides receivable-based commercial financing and related fee-based credit, collection and management information services. Capital Factors has regional offices in Atlanta, Ga.; Charlotte, N.C.; Dallas, Texas; Los Angeles, Calif.; and New York, N.Y. Strategic Outsourcing, Inc., based in Charlotte, N.C. provides professional employment services such as payroll administration, tax reporting, compliance, workers’ compensation, insurance and benefits management. Union Planters Corporation’s common stock is traded on the New York Stock Exchange under the symbol UPC and is included in the Standard and Poor’s 500 Index, the Standard and Poor’s 500 Regional Banks Index, the Standard and Poor’s 500 Financials Index, the NYSE Composite Index and the Russell 1000 Index.

Carl E. Jones Jr., Regions chairman, CEO and president, and Jackson W. Moore, Union Planters chairman, CEO, and president will discuss the merger today on an analyst/investor conference call at 10 a.m. ET and a press conference call at 11:30 a.m. ET. The analyst/investor conference call will be available via telephone and Webcast. The press conference call will be available by telephone only. Please call at least 15 minutes prior to the start of the calls.

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Jan. 23, 2004
Page Five

Analyst/Investor Conference Call Instructions
The telephone number to participate in today’s analyst/investor teleconference is 1-800-921-9431 for U.S. callers and 1-973-935-8505 for international callers. A replay will be available beginning at 1 p.m. today through 1 p.m. Sunday, Feb. 22, 2004. The replay telephone number is 1-877-519-4471, PIN number 4453703.

Webcast For Analyst/Investor Call Instructions
To gain access to the Webcast, which will be “listen-only,” go to www.regions.com or www.unionplanters.com and click on the merger announcement link. Please log on to the Web site at least 15 minutes prior to the call to register and download and install any necessary audio software.

Press Conference Call Instructions
The telephone number to participate in today’s press teleconference is 1-888-874-9713 for U.S. callers and 1-973-935-8506 for international callers.

Video New Release
The Video News Release with B-roll footage of Carl E. Jones Jr., Regions CEO, and Jackson W. Moore, Union Planters CEO, and of the two companies can be downlinked from the following coordinates via satellite, C-Band feed: AMC 3, Tr. C18, DL 4060 at 10:00 – 10:15 am ET, and AMC 3, Tr. C4, DL 3780 at 1:00 – 1:15 pm ET. (Technical Info DURING FEED ONLY, NBN TOC, 212 – 684-8910 x 221.)

Statements made in this news release and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions’ and Union Planters’ plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect

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Jan. 23, 2004
Page Six

on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions’ and Union Planters’ results to differ materially from those described in the forward-looking statements can be found in the 2002 annual reports on Forms 10-K of Regions and Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission’s Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions’ directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters’ directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

# # #

Creating a New Regional Force in Banking and Financial Services January 23, 2004

Disclaimer Statements made in this investor presentation and in oral statements by the management of Regions Financial Corporation ("Regions" or "RF") and Union Planters Corporation ("Union Planters" or "UPC"), other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results and Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of Regions and Union Planters, and in the Quarterly Reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. Stockholders are urged to read the joint proxy statement / prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement / prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement / prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement / prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P.O. Box 10247, Birmingham, AL 35202-0247, telephone: 205-244-2823, or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901-580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Strategic Vision - Creating a New Regional Force Leading market share in the Mid-South region with high returns and low risk Meaningful positions in surrounding high-growth markets with significant opportunities for investment; and Diversified, well positioned mix of businesses Leading regional brokerage franchise in the South; Balanced and focused mortgage business; and Growing insurance platform

Improve capital generation in our high return markets through cost / scale advantages Leverage pro forma scale and breadth of the combined organizations to: Invest in our high growth markets; Overlay proven ability of Morgan Keegan to leverage enhanced retail footprint; and Extract synergies from overlapping business lines Accelerate credit leverage in Union Planters' franchise Leverage Regions' proven credit culture and results Integrate intelligently and carefully by focusing on our customers, associates, and communities Strategy

A Low Risk Transaction Friendly merger No premium to overcome Important decisions have been made Key executive management on board Other key social issues decided Integration risk mitigated by: Conservative cost savings assumptions Modest branch overlap Slow and careful approach to cost savings realization - three year phase-in Integration experience of combined management team

Compatible Corporate Culture / Strategy Regions Union Planters Similar Customer Base ? ? Approach Community Banking ? ? Superior Customer Service ? ? Organization Geography ? ? Business Lines ? ? Uniform Operational Processes ? ?

Transaction Summary

Name:	■ Regions Financial Corporation
Exchange Ratio:	■ 1.0000x Newco share per Union Planters share
	■ 1.2346x Newco share per Regions share
Relative Ownership:	■ 59% Regions / 41% Union Planters
Board of Directors:	■ 50% Regions / 50% Union Planters
Corporate Headquarters:	■ Birmingham, AL
Business Units:	■ Morgan Keegan, headquartered in Memphis, TN
	■ Union Planters Mortgage, headquartered in Memphis, TN
Executive Management:	■ CEO - Carl Jones (until June 2005) when Jack Moore succeeds
	■ Chairman - Carl Jones (until June 2006) when Jack Moore succeeds
Combined Market Cap:	■ $14.3 billion
Dividend:	■ Quarterly dividend of $0.3334 per Newco share
Pre-Closing Dividends to Regions:	■ Regions pre-closing dividend rate to increase to $0.4116 / share per quarter, effective immediately
Termination Fees:	■ 3.9% of transaction value, respectively
Anticipated Closing:	■ Mid 2004
Due Diligence:	■ Completed

Regions 7 UNION PLANTERS

Transaction Summary Regions Financial Corporation 1.0000x Newco share per Union Planters share 1.2346x Newco share per Regions share 59% Regions / 41% Union Planters 50% Regions / 50% Union Planters Birmingham, AL Morgan Keegan, headquartered in Memphis, TN Union Planters Mortgage, headquartered in Memphis, TN CEO - Carl Jones (until June 2005) when Jack Moore succeeds Chairman - Carl Jones (until June 2006) when Jack Moore succeeds $14.3 billion Quarterly dividend of $0.3334 per Newco share Regions pre-closing dividend rate to increase to $0.4116 / share per quarter, effective immediately 3.9% of transaction value, respectively Mid 2004 Completed Name: Exchange Ratio: Relative Ownership: Board of Directors: Corporate Headquarters: Business Units: Executive Management: Combined Market Cap: Dividend: Pre-Closing Dividends to Regions: Termination Fees: Anticipated Closing: Due Diligence:

Executive Management Carl Jones Chairman & CEO Jack Moore President & CEO Designate Allen Morgan Morgan Keegan & Company, Inc Robert Goethe Mortgage Banking Richard Horsley COO Bobby Doxey Senior EVP Transition Team Leaders Bryan Jordan CFO Regional Presidents John Fleischauer Adolfo Henriques Peter Miller Steven Schenck Samuel Upchurch John White, Jr

A New Regional Force in Banking and Financial Services

IA
IL
IN
MO
KY
VA
TN
NC
AR
SC
MS
GA
AL
TX
LA
FL
Regions
Union Planters
Morgan Keegan
Rebsamen

Regions
9
UNION PLANTERS

A New Regional Force in Banking and Financial Services Distribution Strength 5mm Customers 1,400 Branches 1,700 ATMs 1,225 Financial Advisors 450K Online Customers

A New Regional Force in Banking and Financial Services

Enhanced Scale and Scope

Market Capitalization[1]

Rank	Institutions	($bn)
1.	Citigroup	261.4
2.	Bank of America[3]	168.3
3.	J.P. Morgan Chase[4]	139.8
4.	Wells Fargo	96.9
5.	Wachovia	61.9
6.	U.S. Bancorp	53.6
7.	Fifth Third	32.7
8.	National City	21.1
9.	SunTrust	20.4
10.	BB&T	19.9
11.	PNC Financial	15.8
12.	Regions / Union Planters[5]	14.3
13.	KeyCorp	13.0
14.	M&T Bank	11.0
15.	SouthTrust	11.0
20.	Regions	8.4
23.	Union Planters	5.9

Tangible Common Equity[2]

Rank	Institutions	($bn)
1.	Citigroup	63.0
2.	J.P. Morgan Chase[4]	55.6
3.	Bank of America[3]	50.8
4.	Wells Fargo	21.7
5.	Wachovia	20.4
6.	U.S. Bancorp	11.6
7.	National City	8.0
8.	SunTrust	8.0
9.	Fifth Third	7.6
10.	BB&T	6.2
11.	KeyCorp	5.8
12.	Regions / Union Planters[5]	5.6
13.	Comerica	4.8
14.	PNC	4.1
15.	SouthTrust	3.6
16.	Regions	3.3
20.	Union Planters	2.3

Source: SNL Financial, company reports

Regions

10

UNION PLANTERS

A New Regional Force in Banking and Financial Services Market Capitalization1 Enhanced Scale and Scope Source: SNL Financial, company reports Notes: 1 Market data as of January 22, 2004; excludes Mellon, Bank of New York, Northern Trust, State Street, and Synovus 2 Top U.S. banks ranked by tangible common equity, financial data as of 9/30/03; excludes Mellon, Bank of New York, State Street and Synovus 3 Pro forma for FleetBoston transaction, excluding merger adjustments 4 Pro forma for Bank One transaction, excluding merger adjustments 5 Reflects combined market capitalizations and tangible common equity of Regions and Union Planters, excluding merger adjustments Tangible Common Equity2

Balanced and Diversified Business Mix

Combined Revenue Composition[1]

Mortgage Banking[2]
12%
Net Interest
Income
55%
Morgan Keegan[3]
12%
Banking &
Other [4]
21%

Source: Company reports

11

Balanced and Diversified Business Mix Combined Revenue Composition1 Source: Company reports Notes: 1 FY 2003; excludes securities gains/(losses) 2 Excludes MSR amortization, MSR recovery/(impairment), and income related to MSR derivatives hedge for Union Planters to equate reporting 3 Includes investment banking and brokerage and trust income for Regions 4 Includes bank card services, merchant card services, employment services, factoring fees, other real estate income and Union Planters Financial Services 4 Fee income revenue equal to 45% of total net revenues

Leading Franchise in the Mid-South

Rank	Company	Deposits ($mm)	Deposit Market Share (%)
1.	Regions / Union Planters	$35,590	9.0%
2.	SunTrust	24,778	6.3
3.	Bank of America	23,613	6.0
4.	AmSouth	21,777	5.5
5.	Wachovia	20,026	5.1
6.	SouthTrust	16,180	4.1
7.	First Tennessee	15,390	3.9
8.	Synovus	12,157	3.1
9.	Hibernia	11,502	2.9
10.	Bank One	9,076	2.3

Source: SNL Financial

Note:
1 Includes Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee

Regions

12

UNION PLANTERS

Leading Franchise in the Mid-South Approximately 60% of franchise located in the Mid-South market, where Regions will have a leading deposit market share1

Mid-South Profile

**Top Mid-South MSAs
Median Household Income**

US Average: $46,868
$59,396
$39,375
$49,740
$45,698
$44,759
$47,539
Atlanta
New Orleans
Nashville
Memphis
Birmingham
Mid-South¹

**Top Mid-South MSAs
Projected Household Income Growth**

US Average: 13.6%
14.6%
12.4%
17.3%
18.0%
16.5%
14.5%
Atlanta
New Orleans
Nashville
Memphis
Birmingham
Mid-South¹

Source: SNL Financial

Regions
13
UNION PLANTERS

Mid-South Profile 29.1 million total population 1.1 million businesses Top Mid-South MSAs Median Household Income Top Mid-South MSAs Projected Household Income Growth 11.1 million households 6.0% overall projected household growth Source: SNL Financial Note: 1 All MSAs in Mid-South with greater than 100,000 households

We Will Invest in Our Key Growth Markets

State / MSA	Total Deposits ($mm)	Comments
Florida	$6,907	✓ #6 pro forma rank in Florida, with 7.0% market share
Georgia	5,783	✓ Principally Northern Georgia / Atlanta focused (#5 pro forma rank in Georgia with 6.4% market share)
Memphis	4,153	✓ #2 pro forma rank with 17.3% market share
St. Louis	3,281	✓ #4 pro forma rank with 6.7% market share; good wealth demographics
Texas	2,192	✓ Located primarily in Houston, Austin, and East Texas
Nashville	1,565	✓ #4 pro forma rank with 7.7% market share
The Carolinas	983	✓ MSA-focused franchises (Charlotte, Greenville)
Indianapolis	856	✓ Strong wealth characteristics and above average growth

Source: SNL Financial

Note:

1 Percent of franchise based on combined total deposits

Regions 14 UNION PLANTERS

We Will Invest in Our Key Growth Markets Approximately 50% of franchise in markets with high growth / investment potential1 Source: SNL Financial Note: 1 Percent of franchise based on combined total deposits

Asset Quality Leverage

Credit Quality Ratios[1]

(Dollars in Millions)	Regions	Union Planters	Combined
Allowance	$454	$331	$785
NPLs	251	210	461
NPAs	303	262	565
Allowance / Loans	1.41%	1.50%	1.45%
Allowance / NPAs	150	126	139
NPAs / Assets	0.62	0.82	0.70
NCOs / Avg. Loans	0.33	0.89	0.56

1.6% of Pro Forma EPS
3.2% of Pro Forma EPS
4.9% of Pro Forma EPS
$22mm
$44mm
$67mm
10bps
20bps
30bps
Net Charge-Off Ratio Improvement

Regions
15
UNION PLANTERS

Asset Quality Leverage Regions' strong credit culture accelerates credit leverage in Union Planters' franchise Pre-Tax Net Income / EPS Impact from Improvement in Union Planters' Credit Quality Credit Quality Ratios1 Net Charge-Off Ratio Improvement Note: 1 As of and for year ended 12/31/03 1.6% of Pro Forma EPS 3.2% of Pro Forma EPS 4.9% of Pro Forma EPS

Morgan Keegan - Leading Regional Brokerage Platform

Morgan Keegan

+

Union Planters

Morgan Keegan Footprint		Union Planters Footprint
States[2]	Offices	Branches
GA	24	–
AL	23	19
LA	18	23
AR	17	24
TN	14	174
TX	14	15
FL	16	72
KY	6	27
MS	1	111
IL	1	81
MO	–	79
IN	–	71
IA	–	21

Regions 16 UNION PLANTERS

Morgan Keegan - Leading Regional Brokerage Platform 147 brokerage locations in 15 states and Canada 900 financial advisors Brokerage assets of $40 billion1 Presence in 90 Regions bank branches Morgan Keegan 717 bank branches Approx. 325 series 6 / 7 brokers Brokerage assets of $2 billion1 Potential for Morgan Keegan expansion into the Union Planters branch network Union Planters Notes: 1 Total assets under management of $64 billion for Regions and $5 billion for Union Planters 2 Not included are offices in MA (1), NC (6), NY (2), PA (1), VA (2) and Canada (1)

Proven Ability to Leverage Enhanced Retail Footprint

Average Assets Per Regions Financial Advisor
(Dollars in Millions)

17% CAGR
$43
$44
$59
2001
2002
2003

Retail Revenue Per Regions Financial Advisor
(Dollars in Thousands)

23% CAGR
$239
$320
$362
2001
2002
2003

Regions

17

UNION PLANTERS

Proven Ability to Leverage Enhanced Retail Footprint 23% CAGR Retail Revenue Per Regions Financial Advisor (Dollars in Thousands) 17% CAGR Average Assets Per Regions Financial Advisor (Dollars in Millions)

A Balanced Mortgage Business with Scale Multiple Channels Retail (38%), Correspondent (8%), Agency Conforming Wholesale (39%), Non-Conforming Wholesale (15%) Geographic Distribution 22 states Gov't (8%), Secondary Mkt Conforming (62%), Portfolio (15%), Non-Conforming (15%) Product DIversification Loan Origination $25 billion, combined top 20 rank 1 Loan Servicing $44 billion, combined top 20 rank 1 Combined Mortgage Banking Revenue Contribution1, 2 Notes: 1 FY 2003 2 Excludes MSR amortization, MSR recovery/(impairment), and income related to MSR derivatives hedge for Union Planters

Improved Mortgage Banking Profitability

Expense Rationalization

Potential Revenue Enhancements

Rightsizing Opportunity

Regions 19 UNION PLANTERS

Improved Mortgage Banking Profitability Expense Rationalization Potential Revenue Enhancements Rightsizing Opportunity Greater servicing efficiencies through economies of scale 20th largest servicing platform in the U.S. Focus origination / servicing on core footprint Evaluate feasibility of selling select servicing outside the expanded footprint Lever Union Planters distribution platform to sell Equifirst product Secondary marketing execution pick-up

Pro Forma Financial Impact

Transaction Assumptions

Exchange Ratio:	■ 1.0000x Newco Share per Union Planters Share
	■ 1.2346x Newco Share per Regions Share
Earnings Estimates:	■ 2004 of $3.06 and 2005 of $3.31 for Regions[1]
	■ 2004 of $2.25[2] and 2005 of $2.54[1] for Union Planters
Est. Cost Savings:	■ $200 million pre-tax
	■ Phased-in 15% in 2004, 60% in 2005, 85% in 2006, 100% thereafter
	■ 7.0% of the combined operating expense base
Est. Restructuring Costs:	■ $300 million pre-tax
Revenue Enhancements:	■ None assumed
Required Divestitures:	■ None
Core Deposit Intangible:	■ 1.75% of Union Planters' core deposits
	■ Amortized 7 years on an accelerated basis
Anticipated Closing	■ Mid 2004

Regions

21

UNION PLANTERS

Transaction Assumptions 1.0000x Newco Share per Union Planters Share 1.2346x Newco Share per Regions Share 2004 of $3.06 and 2005 of $3.31 for Regions1 2004 of $2.252 and 2005 of $2.541 for Union Planters $200 million pre-tax Phased-in 15% in 2004, 60% in 2005, 85% in 2006, 100% thereafter 7.0% of the combined operating expense base $300 million pre-tax None assumed None 1.75% of Union Planters' core deposits Amortized 7 years on an accelerated basis Mid 2004 Exchange Ratio: Earnings Estimates: Est. Cost Savings: Est. Restructuring Costs: Revenue Enhancements: Required Divestitures: Core Deposit Intangible: Anticipated Closing Notes: 1 Based on average I/B/E/S earnings estimates 2 Based on management guidance

Pro Forma Financial Results

(Dollars in Millions, except per share data)	2004E	2005E 60% Phase-In	2005E 100% Phase-In
Regions Stand Alone Net Income	$682	$716	$716
Union Planters Stand Alone Net Income	214	472	472
Cost Savings (After-tax)	19	78	130
Other Adjustments (After-tax)[1]	(25)	(43)	(45)
Pro Forma Net Income	889	1,222	1,272
Pro Forma Avg. Fully-Diluted Shares	368.6	452.7	452.7
Pro Forma GAAP EPS	$2.41	$2.70	$2.81
Pro Forma Cash EPS	2.50	2.82	2.93
Impact to Regions			
Accretion / (Dilution) to GAAP EPS	***(2.6)%***	***0.7%***	***4.8%***
Accretion / (Dilution) to Cash EPS	***0.8%***	***5.1%***	***9.2%***
Impact to Union Planters			
Accretion / (Dilution) to GAAP EPS	***7.2%***	***6.3%***	***10.6%***
Accretion / (Dilution) to Cash EPS	***7.8%***	***8.1%***	***12.3%***

Regions

22

UNION PLANTERS

Pro Forma Financial Results Note: 1 CDI amortization, net of Union Planters' existing CDI amortization, and funding of restructuring costs (4.50% pre-tax). Excludes impact of purchase accounting mark to market adjustments

Realizable Cost Savings

Sources of Cost Savings / Restructuring Costs

(Dollars in Millions)	Fully Phased-In Cost Savings	Restructuring Costs
Personnel	$75	$100
Facilities / Branches	35	30
Systems / Other	90	170
Total (Pre-Tax)	200	300
Pre-Tax Restructuring Costs as a % of Synergies	–	150%

Regions
23
UNION PLANTERS

Realizable Cost Savings Estimated cost savings already identified $200 million or 7% of combined expense base Phased-in 15% in 2004, 60% in 2005, 85% in 2006, and 100% thereafter Anticipated $300 million pre-tax restructuring costs Pro forma efficiency ratio (excluding Morgan Keegan) decreases from 58.0% to 53.1%

Attractive Investment Opportunity

Significant Upside Valuation Potential

	Pro Forma Regions / UPC	Peer Group[1]	Differential
Implied Multiple to:[2]			
2004E EPS[3]	12.9x	13.6x	5%
2005E EPS[4]	11.1	12.6	14
Book Value	1.40	2.10	50
Tangible Book Value	2.76	3.08	12
Dividend Yield	4.28%	3.52%	nm
Institutional Shareholders[5]	31.3%	49.6%	nm

Regions
25
UNION PLANTERS

Significant Upside Valuation Potential Notes: 1 Median of BBT, KEY, MTB, NCC, PNC, SOTR and STI 2 As of January 22, 2004 3 Cost savings phased-in 15% 4 Includes fully phased-in cost savings 5 Shown as a percent of total shareholders

Creating Value For All Shareholders

$200 Million Annual Pre-Tax Cost Savings

~$1.1 Billion Value[1]

	Regions	Union Planters
Ownership:	59%	41%
Share of Cost Savings:	~$650 million	~$450 million
Value Creation:	~8%	~8%

Note:

Regions

26

UNION PLANTERS

Creating Value For All Shareholders Note: 1 Utilizes management's estimated cost savings of $200 million pre-tax with an 11% discount rate, 3% perpetuity growth rate; less impact of estimated restructuring costs which is assumed to be fully expensed at transaction close; includes funding of restructuring costs (4.50%) as per management estimates ~$1.1 Billion Value1 Share of Cost Savings: $200 Million Annual Pre-Tax Cost Savings Value Creation: Ownership: Regions 59% ~$650 million ~8% Union Planters 41% ~$450 million ~8%

Conclusion Creates Significant Franchise and Shareholder Value Cash accretive to all shareholders in 2004 Accelerated EPS growth Significantly enhanced scale and scope Attractive market positions in key MSAs Enhanced profitability ratios Low risk / high valuation potential transaction Attractive dividend yield Experienced management team focused on execution

Appendix

Combined Balance Sheet

For the Period Ended December 31, 2003

(Dollars in Millions)	Regions	Union Planters	Combined [1]
Assets:			
Cash and Investment Securities	$11,018	$6,702	$17,720
Net Loans	31,730	21,665	53,395
Goodwill and Intangibles	1,083	911	1,994
Other Assets	4,767	2,633	7,400
Total Assets	48,598	31,911	80,509
Liabilities and Equity:			
Deposits	32,733	23,146	55,879
Borrowings	10,139	5,076	15,215
Other Liabilities	1,274	623	1,897
Total Liabilities	44,146	28,845	72,991
Capital Securities	–	10	10
Common Equity	4,452	3,056	7,508
Total Liabilities and Equity	48,598	31,911	80,509
Ratios:			
TCE / Tangible Assets	7.10%	6.92%	7.03%

Regions

29

UNION PLANTERS

Combined Balance Sheet Note: 1 Does not include purchase accounting adjustments and/or merger synergies/costs

Loan Composition

(Dollars in Millions)	Regions Total 12/31/03	Regions % of Total	Union Planters Total 12/31/03	Union Planters % of Total	Combined Total 12/31/03	Combined % of Total
Commercial	$10,182	30.5%	$5,861	25.6%	$16,044	28.5%
Residential Mortgages	8,319	24.9	5,578	24.4	13,896	24.7
Other Real Estate Loans	5,879	17.6	6,470	28.3	12,349	21.9
Construction	3,485	10.4	2,304	10.1	5,789	10.3
Consumer	4,320	12.9	1,807	7.9	6,127	10.9
Total Loans	**$32,184**	**96.3%**	**$22,020**	**96.4%**	**$54,205**	**96.3%**
Held for Sale	1,242	3.7	832	3.6	2,074	3.7
Total Gross Loans	**$33,426**	**100.0%**	**$22,852**	**100.0%**	**$56,279**	**100.0%**
Yield on Loans	5.33%		5.45%		5.38%	

Regions

30

UNION PLANTERS

Loan Composition

Deposit Composition

(Dollars in Millions)	Regions Total 12/31/03	Regions % of Total	Union Planters Total 12/31/03	Union Planters % of Total	Combined Total 12/31/03	Combined % of Total
Interest-free Deposits	$5,718	17.5%	$5,384	23.3%	$11,102	19.9%
Interest-bearing Checking	2,648	8.1	3,467	15.0	6,115	10.9
Savings	1,421	4.3	1,476	6.4	2,897	5.2
Money Market	10,642	32.5	5,660	24.5	16,302	29.2
Other Time Deposits	9,004	27.5	5,582	24.1	14,586	26.1
Jumbo Deposits	3,300	10.1	1,577	6.8	4,877	8.7
Total Deposits	**$32,733**	**100.0%**	**$23,146**	**100.0%**	**$55,879**	**100.0%**
Cost of Total Deposits	1.08%		1.00%		1.05%	

Regions 31 UNION PLANTERS

Deposit Composition

Realistic Cost Savings Compared to Other Mergers

Cost Savings as % of Combined Expense Base
15%
15%
12%
10%
10%
10%
8%
8%
8%
7%
6%
5%
Average= 10%
Comerica/ Manufacturers Nat'l
Star/ Firstar
Nat'l Commerce/ CCB
BB&T/ Southern Nat'l
Bank One/ First Chicago NBD
NationsBank/ Bank America
First Union/ Wachovia
Wells Fargo/ Norwest
Fleet/ BankBoston
Regions/ Union Planters
First Chicago/ NBD Corp.
Firstar/ US Bancorp

Regions

32

UNION PLANTERS

Realistic Cost Savings Compared to Other Mergers Cost Savings as % of Combined Expense Base

Top Ten Pro Forma Markets

State	Branches (No.)	Deposits ($mm)	Mkt Share (%)	Rank (No.)	Cumulative % of Franchise
Alabama	197	10,310	17.1	1	19.0
Tennessee	222	8,495	9.8	3	34.7
Florida	144	6,907	2.6	6	47.5
Georgia	137	5,783	4.6	5	58.2
Arkansas	118	4,500	11.0	1	66.5
Louisiana	110	4,037	7.7	4	74.0
Illinois	75	2,665	1.0	17	78.9
Missouri	78	2,615	2.9	6	83.7
Mississippi	112	2,465	7.5	4	88.3
Texas	58	2,192	0.7	16	92.3
MSA					
Memphis	58	4,153	17.3	2	7.7
Miami	47	3,455	6.2	7	14.1
St. Louis	77	3,281	6.7	4	20.2
Atlanta	54	2,531	3.4	6	24.9
Mobile	40	2,459	36.9	1	29.4
Birmingham	37	2,051	11.0	4	33.2
Little Rock	31	1,797	20.9	1	36.5
Nashville	44	1,565	7.7	4	39.4
Montgomery	23	1,492	33.6	1	42.2
New Orleans	32	1,357	7.4	4	44.7

Regions

33

UNION PLANTERS

Top Ten Pro Forma Markets

Regions & Union Planters To Merge
Analyst/Investor Conference Call Transcript
January 23, 2004

Presentation

Operator: Good morning, everyone, and welcome to the analyst investor conference call discussing the merger of Regions Financial Corp. and Union Planters Corporation. As a reminder this call is being recorded. After the remarks by members of senior management, we will open the call to questions from investors and analysts only. You may ask your questions [Operator Instructions].

I’d now like to turn the conference over to Mr. Carl E. Jones Jr. — Chairman, President, and CEO of Regions Financial Corporation. Mr. Jones, please go ahead.

Carl Jones: Thank you very much and thanks to everybody for listening in this morning. I’m here in Memphis, Tennessee and with me is Allen Morgan and this recalls a time about three years ago when Allen and I had a conference call similar to this, announcing the merger of our two fine organizations — Regions and Morgan Keegan. This morning I’m in the offices of Union Planters. And it’s great to be back in Memphis. And Jack Moore and I will be announcing the merger of our two companies. With us also are the respective CFOs of our two companies — Bobby Doxey and Bryan Jordan. We will be making some forward looking comments in our discussion today and as you’ll recall there’s some certain risk factors that could cause our results to differ materially from current expectations. They’ve all been detailed in both our companies’ recent SEC filings and we refer you to them.

What I’d like to do first is look at what we perceive to be our vision. We are starting a process of creating a new regional force. We will have a leading market share in the mid South region with high returns and low-risk. In addition, together, we will have meaningful positions in the surrounding high growth markets. And as a new regional force, we will be very diversified with a well-positioned mix of business. While going forward you might ask what will be our strategies to achieve this vision.

On slide 4 for those of you following this on a Web cast you will see that we have three or four strategies.

First, we want to improve our capital generation and our high return markets through cost and scale advantages. Secondly, we think we can leverage that pro forma scale and the breadth of our combined organizations so we can invest in a high growth market. So we can overlay the proven ability of Morgan Keegan to leverage this enhanced footprint. We think we can extract some synergies from overlapping business lines.

Also we will support and accelerate the credit leverage and possibility in the Union Planters franchise. And finally we will do this integration in a very intelligent and careful manner by focusing on our customers, our associates and the communities that we serve.

We think this will be a very low-risk transaction. This is a friendly merger. There’s no premium to overcome and many key management and other transition decisions have already been made. Both companies have similar cultures, share values and extensive experience in putting organizations together.

We will take a careful and intelligent approach to integrating our companies, which we expect to have completed by 2006.

Slide 6 speaks to another reason. We believe this is a low-risk merger. Jack and I have known each other for a long time. And we’ve gotten to know each other a lot more lately. We also have learned a lot more about our perspective organizations. What I’ve learned and I’m sure Jack will agree is that there is a tremendous overlap in the way our two companies do business.

Our business models are very similar. As you can see, on slide 6.

Our corporate headquarters will be in Birmingham. We will continue to maintain a significant corporate presence in Memphis. As Morgan Keegan and our combined mortgage business will be headquartered here in Memphis. Also as you can see, Regions will be raising its dividends to match the current Union Planters dividend rate.

I will continue as CEO until my planned retirement at mid year next year at which time Jack will take over as CEO.

Slide 8 shows some of the key executive decisions that have already been made. I would like to comment about one name that’s not on this page. And that’s Lou Ann Poynter who has been running the mortgage operation for Union Planters. Lou Ann also serves on the board of directors of Union Planters. I’d also like to publicly thank Lou Ann for all she’s done to help bring this together. She’s been trying to retire for a couple of years, Jack tells me. But she has been very very instrumental in helping us develop a strategy and a go forward kind of position for our combined mortgage banking operations.

Now I guess I’d like to turn the presentation over to my good friend and my new partner, Jack Moore.

Jack Moore: Thank you, Carl, and I want to express my own personal enthusiasm — the enthusiasm of the Union Planters board of directors and the enthusiasm of all of our 11,000 associates across our footprint. As Carl said, we have common roots personally — we both grew up in Alabama. We got undergraduate degrees from the University there and I guess Carl and I’ve known each other for well over a dozen years and we know each other’s family and we’ve watched each other’s careers and watched each other develop the cultures of our respective companies. And we’re very comfortable with the success that we’ve seen there.

If you see on slide 9 you can see that we have an unparalleled banking and financial services market presence in our new footprint. We are indeed creating a new regional force in banking and financial services. You can see the dots and the squares and the diamonds and you can see the opportunities for business development there for growth and for the things that we have the opportunity to do across a five plus million customer base. 1400 branches, 1700 ATMs, over 1200 financial advisers, and a growing base of online customers within our two organizations.

On slide 10, you can see our financial strength on a consolidated basis that shows that we are in the top 15 in the country as a consolidated company in terms of earnings, market capitalization, and tangible equity. We will have a very strong balance sheet which will give us the opportunity — as Carl indicated — to pay a good dividend, grow our dividend, and to return good value to our shareholders.

On slide 11, it breaks down the business mix of our consolidated companies. You can see that our new revenue profile will be very well diversified as Carl indicated. We will have approximately 43 percent of our revenues coming from fee-based sources and we also have a good balance of fee generating business. As you can see, that both our mortgage banking consolidated business as well as our Morgan Keegan financial services company will contribute, each, about 12 percent or total of about 25 percent to the consolidated company.

On slide 12 — and this is one that we really came to see the opportunity in our companies as we look at this and develop what these numbers represent. If you look at the legacy markets of Union Planters and Regions and where our roots are in terms of the states and the surrounding and bordering states that do border are two primary markets of Tennessee and Alabama. If you add Arkansas, Georgia, Louisiana and Mississippi to Alabama and Tennessee, you can see the dominant presence that we have in those markets.

You can see that we have total deposit market share of 9 percent which is 50 percent larger than the number 2 bank organization. So we will have a very dominant presence in the Midsouth. We like those markets. We’ve been in those markets for over 100 years and our franchises, respectively, and these are low-risk markets and they’ve got high return for us. And as you can see from the chart, we do have that number one market position in these core markets.

If you look at page 13, that’s some information on the demographics of these core markets in our Midsouth regions. The medium income of the region is about the national average as you can see and the projected house income growth of 4 of 5 key markets that are within this region as well as those of the entire region is above the national average.

On slide 14, this also excites us about the consolidation. You can see that we have some high-growth and investment potential markets. Florida — we will have the number six pro forma rank in the state of Florida with a 7 percent market share. Georgia, strong presence — number 5 pro forma rank in Georgia and a 6.4 percent market share. Memphis — we will put our organizations together here in Memphis over 17 percent market share number 2 ranking. St. Louis — a growing market that the Morgan Keegan franchise is in and the opportunity that we can do there has a tremendous potential. You can see our Texas presence that is growing. Our consolidated presence in Nashville and the positions that Regions has in the Carolinas and that Union Planters has in Indianapolis and Indianapolis is — while it’s in the Midwest and we’ve been in that market for a while — it’s got a lot of the same characteristics that Birmingham has, that Memphis has, that Nashville has and those markets that we do very well in and got really strong management in those markets.

On slide 15, as Carl indicated in one of the strategic opportunities for us, we believe that Regions’ historic credit culture can accelerate the credit quality recovery that is underway at Union Planters. For those of you that follow Union Planters you’ve seen that we’ve improved our credit quality over the last five quarters and if you look on the right hand of slide 15, you can see the significant improvement in pretax income that can be contributed to the consolidated company as we accelerate the credit improvement of the Union Planters loan portfolio.

At this time, it’s my pleasure to introduce my good friend, Allen Morgan. I’ve known Allen for 25 plus years and it’s a very exciting time and a very exciting day for those of us in this room where we’ve got two great Memphis institutions — Morgan Keegan and Union Planters — and we’re coming together with another great institution — Regions — and are creating this new regional force in banking and financial services. Allen?

Allen Morgan: Thank you, Jack. As you can see on page 16 or slide 16 it gives a picture of the footprint of Morgan Keegan and Union Planters and where we hopefully can take advantage of this enlarged footprint. Morgan Keegan has 147 brokerage locations in 15 states and Canada and we have 900 financial advisers. Our brokerage assets are $40 billion in this area. And we have a presence in 90 of the Regions bank branches. Union Planters as you can see has 717 bank branches to add to this combined company and they have approximately 325 Series 6 and 7 brokers and they have assets in their brokerage business of about $2 billion.

The potential for us — as you can see in a lot of areas — is going to be quite good. The ones that we would — the cities that we would target would be principally St. Louis, Indianapolis, and Miami where we have very little presence and they’re very big markets. So we are excited about this.

Quite frankly, we haven’t totally taking advantage over the last three years of all that we can do within the Regions system but that really opens it up for us.

On the next page or slide 17 you can see the success of Morgan Keegan with both average assets for regional financial adviser and how they’ve grown over the last three years and you can see that the retail revenues for regional financial adviser has also grown. This really doesn’t look like what’s happened in the markets, this is really a result of our combination with Regions that’s made us a much stronger brokerage entity and allowed us to bring a lot more business to the table.

I should, I guess, turn this back over to Carl or Jack.

Jack Moore: Thank you, Allen. Let me make just a few comments about the other main line of business that the consolidated company will be in that helps diversify our business model and is a good balance product — core product in the banking business for a long time and something that both Union Planters and Regions have been in the business for a long time and that’s the mortgage business and you can see that on slide 18 that we will have a balanced mortgage business with scale.

When we combine our mortgage operations we will have a better product diversification, we will clearly have better improved geographic distribution with significant loan production and servicing capabilities. The consolidated loan production and servicing platforms of our two companies will rank in the top 20 in the United States and, as we indicated earlier, that’s expected to generate about 12 percent of the consolidated companies’ total revenue and pretax income. We’ve got geographic distribution in 22 states. We would collectively last year have originated over 25 billion in mortgage loans. And we will have a loan servicing portfolio of slightly over $44 billion.

On slide 19, we show there the opportunity we have within the mortgage banking business to improve our profitability. Clearly, our increased scale will allow us to improve our efficiency. There is a tremendous amount of efficiency opportunities within this business. It is a scale business, incremental servicing, incremental production can be added on to existing platforms that we have that will leverage those for significantly improving profitability through that efficiency.

Our new distribution network will increase revenue opportunities from the nonconforming mortgage products that we both have. Regions has one, we have one, and they’re different. So it gives us an opportunity to leverage those.

Within our plan on a preliminary basis, we intend to focus more on the mortgage opportunities within our new expanded footprint. As Carl said, Lou Ann Poynter and her team and Bob Goethe and his team had been looking at this and studying it and they’re excited about the opportunities there and we certainly intend to exit some origination and servicing functions that are outside our current and expanding geographic footprint. So we have the right sizing opportunity, we’ve got the revenue enhancement opportunity and we have the expense rationalization opportunity within the mortgage business.

At this time, I would like to introduce Bryan Jordan, the Regions CFO and the new CFO of the consolidated company to discuss the financials. Bryan.

Bryan Jordan: Thank you, Jack. Let me also say that I’m very excited about the combinations we are announcing this morning. We believe the merger of these two companies will create significant value for our combined shareholder base. With the next few slides beginning on page 21 I will walk through our performance financials.

For presentation purposes, we are basing our pro formas on $3.06 and $3.31 per share of Regions stand-alones in 2004 and 2005 respectively. For Union Planters we’re using $2.25 in 2004, $2.54 in 2005. Our pro formas are based on $200 million of estimated cost savings realized somewhat conservatively over 2 1/2 years — $200 million dollars in cost savings is roughly 7 percent of our combined expense base. We are assuming $300 million in merger restructure and merger related charges. We have not — we have not built revenue enhancements in to these pro formas.

On page 22, we have presented pro forma estimates of after-tax earnings and earnings per share. The EPS — the EPS estimates are presented both on a GAAP basis and on a cash basis. As you can see, we expect this merger to be cash accretive to the combined shareholder base in 2004 and to both GAAP and cash basis accretive in 2005 with only 60 percent realization of our estimated fully phased in cost saves. Again we expect this combination to be GAAP accretive in the first full calendar year.

Also presented is 2005’s effect of 100 percent of estimated cost savings. When we complete the integration of these two companies and realize the full benefit of our estimated efficiencies, this merger provides substantial accretion to our shareholders.

2005 — assuming full phase in of the cost saves results in 4.8 percent and 9.2 percent GAAP and cash basis accretion, respectively, for Regions — for the Regions shareholder base — for the Union Planters shareholder base comparable GAAP and cash basis accretion is over 10 and 12 percent, respectively.

On page 23, we have provided some detail on our estimated cost savings and our restructuring cost. We believe that our estimated cost savings are conservative at only 7 percent of combined expense budget. Included in the appendix on page 32 is a comparison of our expense efficiency estimates to those of other mergers. We intend to take a conservative and measured process to integrating our Company through minimizing impact on customers. As such we estimate that we will achieve 15 percent of our cost savings in 2004, 60 percent of the fully phased in amount in 2005, 85 percent in 2006, and 100 percent thereafter.

Turning to page 25, you’ll see a number of metrics that we believe support significant upside potential in our stock.

Page 26 lays out an estimate of a value accretive for our shareholders through realization of our estimated cost savings. The shareholder base created by our estimated cost savings is over $1 billion. Combined with the opportunity for further value creation through the strong market position of the combined companies and our broad diversified product set we think this combination of Regions and Union Planters creates significant shareholder value. With that, Carl, I’ll turn it back over to you.

Carl Jones: I want to leave some time for questions and answers but I do have a few closing comments. I guess first and foremost Jack and I truly believe this is a merger that will provide significant benefits to our shareholders. We will have a leading market position and a higher return in the Midsouth region, we will have a significant presence in high-growth high potential markets that surround our core franchises and we will have a well diversified business mix and the ability to leverage our complementary business line across the larger customer base.

This will be a low-risk transaction that we believe will create significant franchise and shareholder value, but this transaction is bigger than the numbers and size. It’s about a passion for customer service, respect and providing opportunity for employees and continued service to our communities. It’s also about taking a measured approach to integrating our companies. We will do this carefully and intelligently. Paying close attention to these details will make this a very successful merger.

And now we will be pleased to take your questions.

Q-and-A

Operator: [Operator Instructions].

Jason Goldberg with Lehman Brothers.

Jason Goldberg: A couple of questions. I guess, first off, in terms of projection is there any share buypack factored into that and just thoughts — you talked about creating (indiscernible) ?

Bryan Jordan: Jason, this is Bryan. We presented the pro forma financials and projected share counts on the pro forma. We don’t give specific guidance about share buyback activity and to my knowledge I don’t think Union Planters has either but you can interpolate based on the pro forma that we presented there.

Jason Goldberg: And, secondly, on page 16 (indiscernible) the benefits of improvement in asset quality pro forma company. I imagine you (indiscernible) a lot of that benefit and kind of using Union Planners 2004 guidance which I think includes a 30 plus basis point improvement in that charge off ratio?

Unidentified Company Representative: The guidance that has been given would capture some of that but would not capture all of that.

Jason Goldberg: Okay and then you mentioned kind of exiting some businesses particularly on the mortgage size. Is that factored into the pro forma numbers that you presented?

Unidentified Company Representative: The information that Union Planters has talked to about previously in the restructuring charge is factored into the pro forma — nothing else that has been discussed on this call has been factored into this point. Just the cost savings opportunities around the consolidation of those two entities.

Jason Goldberg: I guess (indiscernible). On slide 14, you mentioned the 7 percent market share in Florida. I think it’s closer to 3 percent combined. Is there something that we’re missing there?

Unidentified Company Representative: No. We think we calculated right, Jason, (indiscernible) later to figure out the difference.

Jason Goldberg: (indiscernible) Lastly, your decision to do it one for one per (indiscernible) shareholders as opposed to one for one for Regions shareholder which is the larger organization? Any particular reason to structure it that way?

Jack Moore: Jason, this is Jack. One of the things Carl and I wanted to do was to create this new company because we do see that this is going to be a new force within our footprint and it just worked out that that was the right way to do it. It was easier for the dividend, it was easier for our shareholders to understand they’ll get one share back for each share they got, their dividend will remain the same, so we didn’t have to make any adjustments there. No magic around that.

Operator: Kevin Fitzsimmons of Sandler O’Neill.

Kevin Fitzsimmons: On a couple of slides and in a couple places you mentioned that your core franchise and you’ve kind described it as the Midsouth and shown those respective states. I’m just curious looking forward — has there been any discussion or outlook on some of the upper Midwest states, specifically Indiana, Illinois, Iowa and also I’d throw in Missouri in there in terms of if there’s not perceived as part of your core franchise any possible rationalization of the franchise or would you be open to selling either branch sales or whole portions of those franchises? Thank you.

Carl Jones: I think the term that Jack used is the legacy part of our company which is where both of us got started but we love every customer we’ve got no matter whether they’re in the core franchise, the legacy franchise or our new expanding growing markets around the perimeter. At this point, we have absolutely no strategy to rationalize. This strategy is really about growing, serving our customers, serving our communities and we are excited about those opportunities.

Kevin Fitzsimmons: Okay, one quick follow-up. I just want to kind of follow-up on one of the points Jason brought up. That Union Planters had been aiming to bring earnings —

improve earnings by $30-$35 million, I believe. Is any of the 200 million in cost savings including any of that or is that all totally consolidation related?

Unidentified Company Representative: All the cost savings that we presented are totally related to the integration of the two companies.

Operator: Amy Eisner of Friedman Billings Ramsey.

Amy Eisner: Two quick questions. First who will be running the combined mortgage operation now that Lou Ann has retired and, two, could you talk a bit about how this deal came about? Who approached who? And maybe how long the deal’s been in the works?

Carl Jones: Amy, this is Carl. Lou Ann is very key to this and will be helping us through this transition but at that point actually Lou Ann and I have a place at the beach right next to each other and she’s been wanting to get down there —

Jack Moore: That didn’t have anything to do with us getting together.

Carl Jones: But Lou Ann will be very important through the transition but Bob Goethe will be the CEO of our combined mortgage operations after that.

Your second question has to do with how long Jack and I’ve been talking about this and, really, I guess we started getting really excited about it just last month and but we have done all the things that we should do in these last six weeks and we feel really good about the prospects here of what were doing about building a new regional force.

Operator: Jeff Davis of FTN Securities.

Jeff Davis: Deal looks good — makes a lot of sense. Question. What is I guess (indiscernible) industry issue but with regards to your assumptions for both of you what happens if we get into ‘05, ‘06 if you’re into the crux of your integration with the rising rate environment?

Bryan Jordan: Our balance sheets are positioned very similarly. We both are slightly asset sensitive, we’re very well balanced almost in and around neutral. We feel like our balance sheets will continue to perform very very well in the face of rising rates.

Jeff Davis: Okay and then with regards and — sorry I did jump off the call — but Kevin was starting to ask the question but just clarification. The upper parts of the Midwest — those are for the time being will remain parts of the franchise?

Jack Moore: Yes, Jeff, this is Jack. Yes sir. We continue to see good growth and opportunities in Indiana, Indianapolis, and Lafayette — West Lafayette. Good markets. We see good growth and a lot of the demographics of Iowa whether it’s Waterloo or Des Moines or West Des Moines are not dissimilar from some of our core markets in the Midsouth. So I think you missed Carl’s comment, but I echo it that we love every customer we have and we want those customers to grow with us and we want to add more customers to it. So we don’t have any plans at all to dispose of any of the markets we’re in right now.

Operator: Kevin Reavy (ph) with Ryan Beck.

Kevin Reavy: My first question is related to amortization and core deposit intangibles. (indiscernible) anticipating (indiscernible) (inaudible) and if so how much and how would that be amortized?

Bryan Jordan: This is Bryan, Kevin. The CDI estimate is about 1.75 percent of deposits or about $385 million. We expect we will amortize that on an accelerated basis probably over seven years.

Kevin Reavy: So it’d be on a straight line basis.

Bryan Jordan: No, it’s accelerated.

Kevin Reavy: Accelerated. And then, my second question is with regards to your expectations about customer attrition. Do you foresee any attrition as a result of this merger and if so, can you give us some color on that?

Carl Jones: We hope there’s absolutely no attrition. There’s minimal overlap in this put-together. It’s more about making two great footprints fit. And overlap is just very minimal. This is really about increasing the breadth of what we can do for our combined customer base and increasing the depth of what we can do with our existing customers. We just don’t see much attrition and there’s nothing really factored in these projections. If we do it in a careful and intelligent way and we stay focused on our customers we think there will be very minimal attrition.

Operator: Jefferson Harralson of KBW.

Jefferson Harralson: My question is to the operating model of the combined company. In particular the RAROC methodology that Regions has been successful in using, do you plan on using that with the combined company as well?

Carl Jones: Yes we do, Jefferson. We really believe pretty strongly in going through a risk adjusted exercise to see what kind of a return we’re getting on our capital, both for products, for customers and for lines of business and so, yes, as a combined institute we’ll be making use of that.

Jefferson Harralson: Have you already run some of that analysis on Union Planters as lines of businesses or footprints?

Bryan Jordan: We have not done anything specific in contemplation of this transaction but Bobby and the Union Planters team have been implementing very similar methodology over the last several years so we are very similar in that regard, Jefferson.

Jefferson Harralson: How aggressive are you guys going to be on — once you do relay the RAROC methodology on the Union Planters system, how aggressive can we expect you guys to be in making sure that the risk adjusted returns [technical difficulty]

I don’t know if you heard the last part of that — how aggressive can we expect that you will be on — when you overlay down the Union Planters footprints that you will be making the risk adjusted returns acceptable returns?

Bryan Jordan: Jefferson, this is Bryan and Carl and Jack probably want to add to this but we — by embracing that discipline, you act upon that discipline and I think that’s what you can expect from the management of the combined companies.

Carl Jones: I think discipline is a key word — this is Carl, Jefferson — the other two words that Jack and I have been talking about we want to stay focused on our customers and we want to use common sense in all these decisions. So while we do have a discipline, I think the practical approach and the use of common sense is going to prevail and we’re going to make the right decisions in a very smart intelligent way.

Operator: John Pandtle with Raymond James.

John Pandtle: I’d like to segue a bit from Jefferson’s question. Carl and Bryan, last time you and I spoke we talked about how RAROC and you overlaid it in Regions the past couple of years. It took a while for people in the system to get used to it and that’s been ongoing with your sales culture. Can you talk about the plan going forward to overlay your sales culture on the UPC franchise? And on a related question, I understand how this transaction from an arithmetic standpoint really boosts at least year one year two EPS but can you talk more about what you expect in terms of a long-term growth rate? Does this enhance the long-term growth rate of the combined company?

Carl Jones: Jack, let me talk about the first issue and you pick up on the second issue if that’s okay. The sales culture, John, we both think we’ve got some pluses there. And it’s just a question of picking up the best out of each company and really forging a new sales culture going forward. We both have had some success, we both are somewhere along the journey of building a sales culture in our organization but, together, we think we can even do more in building a sales culture. We take care of our customers and in our case we’ve learned an awful lot from the Morgan Keegan team. Now these guys are still four or five steps ahead of us in development of a sales culture. And so that’s an opportunity to sort of overlay some of the Morgan Keegan in sales culture on both of our companies. Jack — you want to try to touch on... ?

Jack Moore: Yes and it really dovetails into that very well because really putting the two companies together we think that if you look at each of us independently, that by putting the two companies together, the growth rate of the consolidated company and Carl’s utilization of keeping the customers foremost and applying common sense in all the decisions that we make is very important, but the opportunity to leverage the Morgan Keegan product set, the Morgan Keegan experience, their sales ability, their investment management services across our several hundred thousand households is in and of itself just a modest amount of execution, is going to show incremental growth that Union Planters would not have had otherwise. Then you take the markets that Union Planters is in and has some meaningful customers in growth markets and you bring that product to that area as well, that will even have more incremental growth opportunities. So I think while there’s no number specifically we can put on it Carl and I both agree that by putting the organizations together and utilizing the skill set that Morgan Keegan and products that they bring to us is going to enhance the growth rate that either of us would have the opportunity to do on our own.

Operator: Jackie Reeves (ph) with Ryan Beck.

Jackie Reeves: Just a few follow-up questions [inaudible] growth market. Can you give us some additional color with exactly how and when you plan to continue to invest in these core markets or more probably when?

Carl Jones: Jack, I’m going to let you take that one. Okay?

Jack Moore: That would be great. Well, we know in the Texas markets when we’re looking outside the core Midsouth and the core legacy markets of our respective companies, I know that Regions right now is building branches in Texas. I know they’re building branches in Georgia. They’re building branches in Carolina. We’re building branches in Nashville, we’re building branches in Indiana, in Indianapolis. And it isn’t about bricks and mortar by any means. It really goes back more to — I think — the opportunity in those markets where we both have some presence, we can put our organizations together and we can spread. Here again, the Morgan Keegan product set across that customer base and we can bring Morgan Keegan into some markets where we have significant presence — St. Louis, Indianapolis, and we are expanding in those markets to provide that growth. And we got excess capital from these markets. Our legacy markets that will give us the ability to leverage that across our growth market. So it really fits very well together for the Midsouth markets and the perimeter growth markets that we have there.

Jackie Reeves: Especially the stand-alone plan that both companies had had to expand into the various markets as you mentioned still remains intact. There’s maybe no acceleration of that based on excess capital generation or further focus?

Jack Moore: Well, we’re going to do this as Carl said and as Bryan said, we’re going to do this on a measured pace carefully and intelligently. And as we proceed forward in the process and we see the opportunity to enhance or accelerate any of the initiatives that are going to improve our growth or improve our profitability but not hurt the customer we’re going to do that. But we think there’s some opportunities out there that we’re not smart enough yet to realize but we got a lot of smart people that are going to be involved in this and working on it together and we’re pretty sure they’re going to find those opportunities and beyond. As Carl said, it’s more than the numbers here. There are things not only in putting the companies together and the opportunity there but I think there’s more than these numbers here. And we try to approach these very conservatively and very intelligently in our forecast.

Jackie Reeves: You’ve also mentioned a few times about the conservative nature of your projections on the cost-saving side. Are there areas that you could discuss beyond the 200 million identified that are in the thinking or is that also to be flushed out as we move through?

Bryan Jordan: Jackie, this is Bryan. I think the answer to that will build as we go through this integration process. We went through a very bottoms up process and tried to build it with a great degree of consistency in terms of a slow integration process that has minimal impact on the customer. If there are upside potentials in that we will realize it as we put these organizations together over the next couple of years.

Operator: Charlie Ernst with KBW.

Charlie Ernst: Congratulations, guys. Could you talk about what the pro forma regulatory capital ratios are? If you got those? And also what balance sheet opportunities you may have to leverage some of that capital if there is excess capital? One thing that I notice is that your bond portfolio is just under 19 percent on a pro forma basis which would be relatively low compared to the industry, so could you give us a little color there?

Bryan Jordan: This is Bryan. The tier one leverage ratio is going to be a little above 7 percent. You can deduct from the pro forma that are there we will have about a 55 percent payout ratio declining to — with moderate dividend growth to around 50 percent. We still think we generate sufficient excess capital to continue to grow our dividend and make the investments that need to be made in these markets and need to be very strategic in the way we deploy it. With respect to the bond portfolio it’s not our intent as we sit here today to lever that portfolio. We do it as a tool to manage interest rate risk in the organization and to manage liquidity and it’s not something we sit around thinking about how large should that be in relation to the portfolio that it is really a tool to help us manage interest rate risk.

Operator: Ed Najarian (ph) with Merrill Lynch.

Ed Najarian: First question is, will Union Planters still take the restructuring charge they previously outlined a few weeks ago and go through that restructuring process ahead of the merger? That’s question No. 1. Question No. 2 is just sort of a broader question. As I’m sure all you guys know there’s been not a real great history in terms of the execution of mergers of equals in the banking industry because of bureaucracy and indecision when you try to bring two management teams together and some things like that so I was wondering if you could just address your plans for avoiding some of the past problems that we’ve seen with mergers of equals? Those will be my two questions, thanks.

Jack Moore: Let me take the first part, Ed, on the restructuring. Clearly as we were developing that restructuring charge — even in December when we put our press release out relative to the mortgage business and talked about a restructuring charge — we were in these discussions with Regions, obviously. And we were very careful and mindful of the restructuring focus that we released in our year-end release last week. We would not — some of those will change from the categories they’re in now. Some of them will roll into part of the consolidated company restructuring charge. But some of those, we will go ahead and take in due course of our operations as we had intended and we will stay on plan with those.

On the second question, I’ll make a quick comment and you know I think we’re going to have a strong partnership. I think our cultures are good. I think Carl and I go back a long way and he’s a man of principles, integrity, and I feel very good about our execution capacity and I’ve known Allen for 25 years and I think the senior team that we will have working on this and making it happen is going to be very important.

Carl Jones: I’m going to make a couple of comments and then I’d like Allen’s comment from his perspective because this is a risk, any time you got the integration of 2 organizations. But in this case I mean we got cultures that are very similar, we got business models that are very similar. We got two strong leaders in our companies — Bobby Doxey and Rick Horsley are going to be the integration leaders putting this together and then we got a history of being able to do this. And Allen, I guess I’d like you to speak to us and (indiscernible) if you would, Allen, because you and I have been partners now for almost three years and (MULTIPLE SPEAKERS).

Allen Morgan: Carl, they’ve told us over the last three years that brokerage business and banking business has never mixed very well and yet I think that the Morgan Keegan Regions deal has been proclaimed as one of the really the best mergers of these kinds of businesses on the street and it was really for two reasons, in my opinion. One which you guys know how to do deals. You’ve done a lot of deals. You got a history of doing a lot of acquisitions and I think you know how to do it. And the second thing that people don’t talk about, which is extremely important is the culture — the culture of the organizations and even though bank and brokerage is very different, the culture within the two firms and the value systems were very much the same and I see that in the Union Planters Regions combination.

Ed Najarian: Okay, thanks. Just to follow-up quickly. Jack, does that mean you’ll take less than a $50 to $60 million restructuring charge (indiscernible)?

Jack Moore: We haven’t said — when we said that we did not say we would take it all in the first quarter. We said that that would be a restructuring charge we would take during the year so, to date, we would plan to take less than that in the first quarter.

Carl Jones: We have time for just a couple more questions.

Operator: Todd Hagerman with Fox-Pitt Kelton.

Todd Hagerman: If you could, maybe, Bobby and Bryan, talk a little bit about the systems, the operating platforms in the two companies, the timing in terms of that you’ve laid out in terms and integration and if you could give a more insight — I noticed on your cost-saving assumptions a lot of that is flowing through on the systems side. If you can help us kind of understand kind of the behind the scenes on that?

Bobby Doxey: Yes, this is Bobby. When we went through the due diligence process one of the things that we were very pleased about — as you know, Union Planters has changed I guess we changed almost every one of our front end systems over the last 18 months through Project UP Excel. The good news about this is Regions on the front end systems, we share very similar systems and of course also the good news is in terms of their deposit core systems, they have the best of breed in core systems which we will certainly be integrating into. In terms of time, I think Jack and Carl have both said — stressed and even during due diligence, we emphasized that this thing is about the customer. We’re going to do it smart and you know that integration process, we are expecting it to go three years or so. And we’re going to do it the right way. So we feel very excited on our side about the opportunities, especially after the due diligence and understanding their systems. Bryan.

Bryan Jordan: I agree. I think our systems are very compatible. Our technology and operations folks spent a good bit of time over the last several weeks, mapping out a plan — they have a good strategy for doing it, and as Bobby and Carl and Jack and everybody said it is about customers and doing it right for a customer and (indiscernible) success of this organization. It’ll take us 2, 2 1/2 years to get it all done.

Todd Hagerman: When do you plan to start the process?

Bryan Jordan: Well, the first requisite petition is consummation of the transaction. We expect that mid year and you will see us start right after that. We got a little bit of planning opportunity in here but once the transaction consummates you will start to see us make some of those integration moves.

Todd Hagerman: Okay and assuming that there’s not much overlap in terms of the branch system is it fair to say that most of your cost-saving opportunities you’re more or less seeing in the mortgage side of the business?

Unidentified Company Representative: This is spread all over. There are some — there’s a lot of BackOffice opportunities. I wouldn’t characterize it as a lot in the mortgage office mortgage banking areas — it is spread across the franchise.

Todd Hagerman: Okay, and if I could quickly follow-up. Bryan, maybe you could just detail kind of the purchase accounting adjustments you envision — where those are centered?

Bryan Jordan: Yes we are expecting from an accounting perspective the Union Planters balance sheet would be the one marked-to-market per se in purchase accounting. It creates about 2.7 billion — $2.7 billion in additional goodwill, for deposit and intangible of about $385 million. So I touched on the amortization period and the methodology around that and then about $10 billion in equity. We have not gone through — we’ve made some rough estimates in terms of marking the relative assets and liabilities to market, but nothing that would be fair to talk about this morning.

Operator: Roz Looby with Credit Suisse First Boston.

Roz Looby: Congratulations, guys. Jack, I guess I have one question for you and then one follow-up. You mentioned you’ve been talking to Regions for a month or six weeks. Did you talk to anyone else before that or during the process?

Jack Moore: Roz, Regions culture and our culture and our opportunities together are what we’re focused on and we see the growth there. We got some — realizing that here today and we’re excited about the opportunity we’re going to create through that process.

Carl Jones: At this point, I think we really have run out of time and wanted to thank every body for listening in this morning and questions were great and appreciate your participation. And we are excited about this journey we’re beginning today. Thank you very much.

Unidentified Company Representative: Thank you.

Operator: Thank you. This does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

January 27, 2004

Dear Fellow Associate,

With the announcement Friday of the merger of Regions and Union Planters, I wanted to be in touch with each of you.

This is an enormously exciting time for us. When the transaction is completed, the combined company will be the 12th -largest bank holding company in the United States – truly a new regional force in banking and financial services. We will enjoy the No. 1 market position in the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee.

Our 5.1 million customers will be served by a 15-state network of some 1,400 banking branches, 1,700 ATMs and more than 140 brokerage offices.

But I want you to know that this is bigger than the numbers. We are fortunate to have found the perfect partner in Union Planters and its CEO Jack Moore. From our discussions with Union Planters, we have learned that we share so much – a common culture, a passion for excellent quality customer service and a focus on growth. Together, we will be able to offer our associates expanded opportunities and our customers an expanded range of options to meet their own growing needs. Together, we can demonstrate our dedication to all the communities we serve.

You have my pledge that we will do everything we can to make this transition as smooth as possible for our associates and for our customers. As in any transaction of this kind, there is the unfortunate possibility that some jobs may disappear. However, in this case we expect that the number of associates affected overall will be minimal because of our limited branch overlap and because we expect that the normal pace of attrition will effectively address many of the possible position reductions. And, as I mentioned earlier, we in fact expect the growth of the combined company to lead to expanded career opportunities for our associates.

Change requires us to demonstrate professionalism and dedication. The Leadership Team and I know that our fine organization will rise to the challenge and continue to put the needs of our customers first.

We are building the new Regions, and we appreciate your support, your professionalism and your enthusiasm. To help you learn more about Union Planters and their 134-year legacy, here is a copy of the press release announcing the merger. I encourage you to share this material, including this letter if you would like, with your friends and family.

We pledge to keep you informed as we chart the future of the new Regions. Thank you again for all that you do.

Sincerely,

Carl E. Jones, Jr.
Chairman, President & CEO

      To hear a recorded message from CEO Carl Jones to associates about this historic merger, call 1-888-424-6230 (no passcode).

Dear Fellow Regions Associate,

On behalf of Regions’ Leadership Team and Board of Directors, I am excited and proud to tell you that today we announced that Regions and Union Planters have signed a definitive merger agreement.

What this planned merger means for Regions is that when the transaction is completed, the combined company will be the 12th-largest bank holding company in the United States, with total deposits of $81 billion. Our 5.1 million customers will be served by a 15-state network of 1,400 banking branches, 1,700 ATMs and 140 brokerage offices. The new company will enjoy the No. 1 market position in the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee.

We believe this combination is extremely beneficial to our customers, associates and shareholders – and if you are like me, you are all three at once! It presents broader and deeper choices for customers, expanded opportunities for our associates and significant benefits for shareholders of both companies.

The Leadership Team and Board of Directors believe that we are indeed fortunate to have found in Union Planters and its chief executive officer, Jack Moore, a perfect partner. Union Planters is an outstanding organization that has the same passion for excellent quality customer service that we do, and shares our dedication to improving the quality of life in the communities we all serve. In the course of our discussions with Union Planters, it became very clear to me that our two fine organizations share in many ways the same background and culture. In fact, when we were working on this transaction, we found that Regions and Union Planters have almost the same goal statement for 2004 regarding growth. Regions’, as you know, is: “Growth – through building on our strengths.” Union Planters’ is: “Growth through building a common culture.” What a testament to our shared vision for the future!

Many of you, if you haven’t already, will soon ask, “What is going to change?” While many of these details have to be worked out once the legal part of the merger is finalized, we do know several things already. First, once the merger is completed our name will continue as Regions. I will be chairman and chief executive officer of the combined company until my planned retirement in June 2005, at which time Jack Moore – who is now chairman, president and chief executive officer of Union Planters – will become CEO of the new Regions. I will remain chairman of the board until June 2006. Also, we know that our customers can expect the same excellent level of service from the majority of the same Regions people who have been serving them.

As in any transaction of this kind, there is the unfortunate possibility that some jobs may disappear. However, in this case we expect that the number of associates affected will be minimal overall because of our limited branch overlap and because we expect that the normal pace of attrition will effectively address many of the possible position reductions. And, as I mentioned earlier, we in fact expect the growth of the combined company to lead to expanded career opportunities for our associates.

In closing, allow me to say that I am extremely proud of the people of our fine organization and the way you work every day to uphold and enhance our 33-year legacy of customer and community service.

Jack Moore and I both look forward to what our two organizations can accomplish together – we are confident that our future is very bright.

Sincerely,

Carl E. Jones, Jr.
Chairman, President & CEO

To see the press release on the announcement, visit www.regions.com on the Internet or see Headline News on the Infonet homepage.

To hear today’s live Analyst/Investor Relations call about this transaction, call 1-800-996-6131 (no passcode). Call time is 9 a.m. CT/10 a.m. ET. Please be aware that this call, designed to give stock analysts the chance to ask detailed questions regarding the company’s financial reports, could last up to one hour. This toll-free number is the dedicated Regions associate dial-in line.

To hear a recorded message from Regions CEO Carl Jones to associates about this historic merger, call 1-888-424-6230 (no passcode).

To hear the recorded playback of the Analyst/Investor Relations call about the merger of Regions and Union Planters, call 1-877-519-4471 (no passcode).

Statements made in this e-mail and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions’ and Union Planters’ plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions’ and Union Planters’ results to differ materially from those described in the forward-looking statements can be found in the 2002 annual reports on Forms 10-K of Regions and Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission’s Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions, Jenifer M. Goforth, Regions Financial Corporation, P.O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Union Planters, Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-4568. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Pre-recorded Employee 800 Number

Carl E. Jones, Jr.

Hello. And thanks for calling to listen to this important message.

We have just announced a major milestone in the history of our proud company. Regions Financial Corp. will merge with Union Planters Corporation and we will become the 14th-largest bank holding company in the United States. We will have assets of more than $80 billion and will be known as Regions Financial Corp. The new Regions will be headquartered in Birmingham, while our mortgage business and Morgan Keegan will be headquartered in Memphis.

The combination of Regions and Union Planters will create a new regional force in banking and financial services. We will have the number one market position in the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee, and, we will have a strong presence in high-growth, high-potential markets.

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We will also have the leading securities brokerage company in the South.

We will serve 5.1 million customers in 15 states – and we will do so with excellent quality customer service.

We are planning a careful and intelligent integration to ensure as seamless a transition as possible. Several key executive decisions have already been made. I will be the CEO of the combined company until my planned retirement in June 2005, and then I will be succeeded by Jack Moore, president and CEO designate. I will then remain as chairman until June 2006, at which time Jack Moore will succeed me in that position.

We’ve also made some other key management decisions. Rick Horsley will continue as vice chairman and COO; Allen Morgan will be vice chairman and chairman of the board of Morgan Keegan; Bryan Jordan will be chief financial officer; and Bob Goethe, will be responsible for mortgage banking. Also working with me will be the

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co-leaders of the joint transition team, Rick Horsley of Regions and Union Planters Senior Executive Vice President Bob Doxey.

Prior to becoming CEO, Jack Moore will oversee our banking line of business, and will have six regional bank presidents reporting directly to him: Jack Fleischauer, Adolfo Henriques, Pete Miller, Steve Schenck, Sam Upchurch, and John White.

We know that you will have questions and concerns, and top among them may be what about my job? Well, as in any transaction of this kind, there is the unfortunate possibility that some jobs will disappear. However, in this case we expect that number will be minimal because of our limited branch overlap – and because we expect that the normal pace of attrition will effectively address many of the possible position reductions. In fact, we expect the growth of the combined company to eventually lead to expanded career opportunities for our associates.

And, while I’m on the topic of growth, let me share this little story with you. In the course of our discussions with Union Planters, it became

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very clear to me that our two fine organizations share in many ways the same background and culture. In fact, when we were working on this transaction, we found that Regions and Union Planters have almost the same goal statement for 2004 regarding growth. Regions’, as you know, is: “Growth – through building on our strengths.” Union Planters’ is: “Growth through building a common culture.” What a testament to our shared vision for the future!

In closing, allow me to thank you for your dedication and at the same time assure you that we will continue to keep you informed. I know that with everyone pulling together on behalf of our millions of customers, we will truly create a new regional force in banking – something that in the end will be bigger than the numbers.

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Dear Fellow Regions Associates:

Regions and Union Planters have signed a definitive merger agreement.

What this means for Regions is that when the transaction is completed, the combined company will be the 12th-largest bank holding company in the United States, with total assets of $81 billion. Our 5.1 million customers will be served by a 15-state network of 1,400 banking branches, 1,700 ATMs and 140 brokerage offices. The new company will enjoy the No. 1 market position in the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee.

We believe this combination is extremely beneficial to our customers, associates and shareholders – and if you are like me, you are all three at once! It presents broader and deeper choices for customers, expanded opportunities for our associates and significant benefits for shareholders of both companies as we all focus on growth – in 2004 and beyond.

Congratulations on being part of this historic partnership.

Sincerely,

/s/ Carl E. Jones, Jr.

Carl E. Jones, Jr. Chairman, President & CEO

To hear today’s live Analyst/Investor Relations call about this transaction, call 1-800-996-6131 (no passcode). Call time is 9 a.m. CT/10 a.m. ET. Please be aware that this call, designed to give stock analysts the chance to ask detailed questions regarding the company’s financial reports, could last up to one hour. This toll-free number is the dedicated Regions associate dial-in line.

To hear a recorded message from Regions CEO Carl Jones to associates about this historic merger, call 1-888-424-6230 (no passcode).

To hear the recorded playback of the Analyst/Investor Relations call about the merger of Regions and Union Planters, call 1-877-519-4471 (no passcode).

Merger Q&A For Associates

Why are Regions and Union Planters planning to merge?
A merger between Regions and Union Planters promises greater convenience and greater value for our associates and significant upside valuation potential for shareholders of both companies.Our branch and ATM network will nearly double to 1,400 branches and 1,700 ATMs. Our banks will be able to leverage complementary business lines across a larger customer and geographic base, and the merger represents a powerful combination of high-return, low risk markets with leading market shares, a strong presence in high-growth, high-potential markets, and a leading securities brokerage company in the South.

Union Planters makes a perfect partner for Regions because we share a common culture. Union Planters is an outstanding organization that shares with Regions a common passion for customer service and dedication to improving the quality of life in the communities they serve. In addition, both banks share complementary markets, so we will require minimal position eliminations overall.

What will the new business look like?
The combined company will offer its 5.1 million customers a wide array of services through a 15-state network of some 1,400 banking branches, 1,700 ATMs and more than 140 brokerage offices. With total assets of $81 billion, the company will be the 12th-largest bank holding company nationwide.

What is going to change at Regions?
The combined organization will be known as Regions and will be headquartered in Birmingham, Ala., while Morgan Keegan and the combined mortgage business will be headquartered in Memphis, Tenn.

In addition, Carl Jones, chairman, president and chief executive officer of Regions, will be chief executive officer of the combined company until his planned retirement in June 2005, when he will be succeeded by Jack Moore, currently chairman, president and chief executive officer of Union Planters.

How will the merger be structured?
Terms of the agreement call for the formation of a new holding company named Regions Financial Corporation. In the transaction, each share of Union Planters common stock will be converted into one share of the new company stock and each share of Regions common stock will be converted into 1.2346 shares of the new company common stock. The transaction is expected to close in mid 2004, subject to customary regulatory and shareholder approvals.

As part of the transaction, the new company intends to pay a cash dividend of $0.3334 per share per quarter, which is the current Union Planters dividend rate. Consistent with this rate, Regions has declared a special cash dividend of $0.0816 per share payable on April 1, 2004, to shareholders of record on March 18, 2004. This dividend will be in addition to Regions’ recently declared cash dividend of $0.33 per share announced on

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Jan. 22, 2004, resulting in a total quarterly cash dividend of $0.4116 per share. Regions intends to maintain the dividend rate of $0.4116 per share per quarter until the transaction is completed.

When will the merger be complete?
The transaction is expected to close in the second quarter of 2004 and is subject to normal shareholder and regulatory approvals. We expect that the merger integration process will be completed in 2005.

Will there be job eliminations?
As in any transaction of this kind, there is the unfortunate possibility that some jobs may disappear. However, in this case we expect that the number of associates affected overall will be minimal because of our limited branch overlap, and because we expect that the normal pace of attrition will effectively address many of the possible position reductions. And, as I mentioned earlier, we in fact expect the growth of the combined company to lead to expanded career opportunities for our associates.

Will there be changes to my compensation and benefits as a result of the merger?
Our transition team will review compensation and benefits such as health insurance, retirement programs and our various incentive plans, but there will be no immediate changes. We will update you if and when any decisions regarding compensation and benefits are made.

Why wasn’t I made aware of the merger before now?
The timing of our announcement was determined by securities law, which requires that definitive merger agreements like this one be disclosed immediately following the agreement signing and that employees and the public be notified simultaneously.

Will benefits for retirees change as a result of this merger?
Retirees are very important to Regions, and we are very appreciative of their years of service. For now, there will be no changes. If there are to be any modifications, retirees will be notified after the merger closes, which is expected to be in the second quarter of 2004.

Will there be any other changes for retirees?
We pledge to keep all associates, including retirees, apprised of any changes in benefits or services that may affect them. We also pledge to keep the needs of our associates and retirees paramount in our thinking as we move through a careful, and intelligent transition to the new Regions.

What resources are available to answer other questions I may have?
The transition team pledges to keep you abreast of any changes that result from this merger.

To hear a recorded message from CEO Carl Jones to associates about this historic merger, call 1-888-424-6230 (no passcode).

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      This filing contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions Financial Corporation and Union Planters Corporation, including future financial and operating results, Regions Financial Corporation’s and Union Planters Corporation’s plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

      The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions Financial Corporation or Union Planters Corporation stockholders to approve the merger; the risk that Regions Financial Corporation and Union Planters Corporation may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Regions Financial Corporation’s and Union Planters Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of Regions Financial Corporation and Union Planters Corporation, and in the Quarterly Reports on Forms 10-Q of Regions Financial Corporation and Union Planters Corporation, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

      Regions Financial Corporation and Union Planters Corporation undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

      Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35202 (205-944-1300), or to Union Planters Corporation, 6200 Poplar Avenue, Memphis,

Tennessee 38119 (901-580-6000). The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions Financial Corporation on May 14, 2003, and information regarding Union Planters Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters Corporation on April 17, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.